Michael J. Cuggino, President

VIA EDGAR

October 23, 2015

Mr. Edward Bartz, Senior Counsel

Office of Disclosure and Review

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Responses to Comments on the Preliminary Proxy Statement of

Permanent Portfolio Family of Funds, Inc. (SEC File Nos. 002-75661 and 811-03379)

Dear Mr. Bartz:

On behalf of Permanent Portfolio Family of Funds, Inc. (“Company”), set forth below are the comments that you provided to Yoon Y. Choo of K&L Gates LLP, by telephone on October 16, 2015, concerning the Company’s preliminary proxy statement which was filed with the Securities and Exchange Commission (“SEC”) on October 8, 2015, and the Company’s responses thereto. Your comments are set forth in italics and are followed by the Company’s responses. Defined terms used but not defined herein have the respective meanings ascribed to them in the definitive proxy statement filed herewith. This letter accompanies the Company’s filing of its definitive proxy statement. The Company believes that the responses below fully address all of the staff’s comments.

1. Comment: In “Questions and Answers Regarding the Proposals—What changes are being proposed for the Permanent Portfolio?” the Company states in its discussion of Proposal 2(C) to expand permitted investments under the Portfolio’s “dollar assets” investment category, “[i]f approved, this Proposal provides the Permanent Portfolio the additional latitude to invest in a broader range of fixed income obligations of varying maturities and credit quality . . .”

Permanent Portfolio Family of Funds, Inc. • 600 Montgomery Street, Suite 4100, San Francisco, California 94111

(415) 398-8000 • www.permanentportfoliofunds.com • Distributed by Quasar Distributors, LLC

Mr. Edward Bartz

U.S. Securities and Exchange Commission

October 23, 2015

Disclose any policy the Portfolio will have regarding the average maturity of its dollar assets. If the Portfolio will not have a policy regarding the average maturity of its dollar assets, make a statement to this effect. This comment also applies to the discussion of Proposal 2(C) in the body of the proxy statement.

Response: The Portfolio will not have a policy to limit the average maturity of its dollar assets. The Company has added the following disclosure on pages 7 and 8 of the “Questions and Answers Regarding the Proposals” and page 44 of the definitive proxy statement:

“If shareholders approve this Proposal, the Portfolio will not have a policy of maintaining any average maturity.”

2. Comment: In Proposal 1, the Advisory Fee rate is disclosed by reference to Appendix A to the proxy statement. Disclose the Advisory Fee rate in the body of the proxy statement.

Response: The Company has added the Advisory Fee rate on page 23 of the definitive proxy statement.

3. Comment: In Proposal 2(C), the Company states that “[s]ecurities rated in the lower investment grade rating categories (e.g., BBB or lower by Standard & Poor’s) are considered investment grade securities . . .” Revise the parenthetical to make clear that while securities rated BBB are considered investment grade, those rated BB or lower are not.

Response: The Company has removed “or lower” from the parenthetical, so that it states: “(e.g., BBB by Standard & Poor’s).” Please see page 45 of the definitive proxy statement.

4. Comment: The staff notes that if Proposal 3(B) is approved, the dollar-weighted average maturity of the Short-Term Treasury Portfolio’s investments will increase from no more than 90 days to up to three years. In light of the potential increase in average maturity of the Portfolio’s investments and the prospect of an increase in interest rates from current historic lows, consider enhancing disclosure of the risks relating to increasing the Portfolio’s average maturity.

Response: The Company has revised its discussion of interest rate risk on page 48 of the definitive proxy statement as follows:

“Interest rate risk is the risk that changes in interest rates will negatively affect the Portfolio’s yield and the value of its investments. Generally, prices of debt securities tend to fall when prevailing interest rates rise and rise when prevailing interest rates fall. Typically, the longer the maturity or duration of a debt security, the greater the effect a change in interest rates could have on the security’s price. Thus, the Portfolio’s sensitivity to interest rate risk will increase with any increase in the Portfolio’s overall weighted average maturity. Further, since U.S. interest rates are at or near historic lows, the Portfolio’s exposure to risks associated with rising interest rates may be greater.”

Mr. Edward Bartz

U.S. Securities and Exchange Commission

October 23, 2015

5. Comment: Under “Adjournment of Meeting” the Company states that “[i]n the event that sufficient votes in favor of any Proposal affecting any Portfolio, as set forth in the Notice of Special Meeting of Shareholders, are not received by the time scheduled for the Meeting, the Chairman of the Meeting or the holders of a majority of shares entitled to vote at the Meeting, present in person or by proxy, may adjourn the Meeting to permit further solicitation of proxies for the Proposals.” The staff refers the Company to Rules 14a-4(d)(4) and 14a-4(c)(7) of the Securities Exchange Act of 1934, as amended, and in view of the rules asks the Company to consider whether the reference to the Chairman of the Meeting should be deleted from the statement.

Response: The Company has removed the reference to the Chairman of the Meeting from the statement. Please see page 86 of the definitive proxy statement.

6. Comment: Proposals 5(C) and 5(D) in each form of proxy card appended to the proxy statement do not appear to match Proposals 5(C) and 5(D) as set forth in the Notice of Special Meeting and in the proxy statement. Please revise as necessary.

Response: The Company noted this discrepancy after filing its preliminary proxy statement. The word “Limit” has been removed from Proposals 5(C) and 5(D) in each form of proxy card and the following phrase inserted in its place: “[e]liminate the Portfolio’s investment policy limiting.”

*        *        *         *        *

The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its proxy statement; (2) staff comments or changes to disclosure in response to staff comments in the proxy statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the proxy statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Edward Bartz

U.S. Securities and Exchange Commission

October 23, 2015

Please contact Yoon Y. Choo at (202) 778-9340 if you have any questions regarding the foregoing. Thank you for your attention to this matter.

Sincerely,

/s/ Michael J. Cuggino

cc:	George Zornada, Esq.

Yoon Y. Choo, Esq.

K&L Gates LLP